ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-156695 Dated December 7, 2011

ETRACS

ETRACS

A full suite of MLP Exchange Traded Notes

Whether you’re bullish, bearish, or neutral on the energy master limited partnership (MLP) market, ETRACS offers a full suite of exchange-traded notes to express your investment view. And with the convenience of an exchange-traded security, you have the flexibility to change your investment daily to capitalize on your view.

ETN Name	NYSE ARCA Ticker Symbol	Exposure to Underlying Index	Level of Diversification	Expected return, before fees and expenses	Coupon payment	Compounding	Maturity date	Yearly Fee (%)
Alerian MLP Infrastructure Index	MLPI	Unlevered long exposure	25 energy infrastructure MLPs	1x returns of Alerian MLP Infrastructure Index and 1x distributions of underlying MLPs	Quarterly	Not applicable	April 2, 2040	0.85% per annum accrued on daily basis
2xMonthly Leveraged Long Alerian MLP Infrastructure Index	MLPL	Double (long) exposure for bullish investors	25 energy infrastructure MLPs	2x returns of Alerian MLP Infrastructure Index, compounded monthly, and 2x distributions of underlying MLPs	Quarterly	Monthly	July 9, 2040	0.85% per annum accrued on daily basis
1xMonthly Short Alerian MLP Infrastructure TR Index	MLPS	Inverse (short) exposure for bearish investors	25 energy infrastructure MLPs	Inverse return of Alerian MLP Infrastructure Total Return Index, compounded monthly	No coupon as it provides inverse return of a total return index	Monthly	October 1, 2040	0.85% per annum accrued on daily basis
Alerian Natural Gas MLP Index	MLPG	Unlevered long exposure	15 largest natural gas infrastructure MLPs	1x returns of Alerian Natural Gas MLP Index and 1x distributions of underlying MLPs	Quarterly	Not applicable	July 9, 2040	0.85% per annum accrued on daily basis
Wells Fargo MLP Index	MLPW	Unlevered long exposure	65 energy MLPs	1x returns of Wells Fargo Master Limited Partnership Index and 1x distributions of underlying MLPs	Quarterly	Not applicable	October 29, 2040	0.85% per annum accrued on daily basis

Issuer Credit Rating*: UBS AG; Credit rating: Aa3 (Moody’s); A (S&P); A (Fitch); as of December 5, 2011

For questions or additional information about ETRACS:

Contact us	ETRACS Investor Service Center: +1-877-ETRACS 5 Hours available: Monday to Friday 8:00 a.m. – 5:00 p.m. EST	Email: etracs@ubs.com Website: ubs.com/etracs

*The issuer credit rating as of December 5, 2011 pertains to the creditworthiness of UBS AG (that is, the ability of UBS AG to meet its obligations under the terms of the ETNs) and is not indicative of the market risk associated with the ETNs. The creditworthiness of UBS AG does not affect or enhance the likely performance of the ETNs other than with respect to the ability of UBS AG to meet its obligations thereunder. We have not obtained a rating from any rating organization with respect to the ETRACS ETNs.

This material is issued by UBS AG or an affiliate thereof (“UBS”).

The contact information provided is for general inquiries regarding ETRACS. Inquiries addressed to UBS, whether through phone or email, may be viewed, handled or answered by, or otherwise available to, third parties. Accordingly, confidential information should not be communicated using the contact details provided above. Personal inquiries involving customer-specific problems and/or that include confidential client information should be placed through your financial intermediary.

Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker/dealer. Member of SIPC (http://www.sipc.org/). An investment in the ETRACS ETNs involves risks and is subject to the creditworthiness of UBS. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the prospectus supplement for the ETRACS ETNs. ETRACS ETNs are sold only in conjunction with the relevant offering materials.

UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the offering of the ETRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offerings to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offerings to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1-877-387 2275).

In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker/dealer and affiliate of UBS Securities LLC. UBS specifically prohibits the redistribution of this material and accepts no liability whatsoever for the actions of third parties in this respect. © UBS 2011. The key symbol and UBS are among the registered and unregistered trademarks of UBS. Alerian MLP Infrastructure Index, Alerian Natural Gas MLP Index, Alerian MLP Infrastructure Total Return Index, AMZI, AMZIX and ANGI are trademarks of GKD Index Partners, LLC d/b/a Alerian and their use is granted under a license from GKD Index Partners.

Wells Fargo Securities, Wells Fargo Securities, LLC, Wells Fargo, and Wells Fargo® Master Limited Partnership Index are trademarks of Wells Fargo & Company and have been licensed for use by UBS AG. ETRACS Wells Fargo MLP Index is not issued, guaranteed, sponsored, endorsed, sold or promoted by Wells Fargo & Company, Wells Fargo Securities, LLC or their subsidiaries and affiliates (collectively, “Wells Fargo”). Wells Fargo makes no representation or warranty, express or implied, to investors in the ETRACS ETNs or any member of the public regarding the advisability of investing in securities generally or in this ETRACS Wells Fargo MLP Index particularly or the ability of any data supplied by Wells Fargo or any Index to track financial instruments comprising the Index or any trading market. Wells Fargo & Company does not guarantee that the Index referenced by the ETRACS ETNs has been accurately calculated and shall not have any liability for any error in the calculation. Wells Fargo’s only relationship to UBS AG is the licensing of certain intellectual property rights relating to the Index as well as trademarks and trade names of Wells Fargo and of the data supplied by Wells Fargo that is determined, composed, compiled and calculated by Wells Fargo or a third party index calculator, without regard to this ETRACS Wells Fargo MLP Index. Wells Fargo has no obligation to take into consideration the ETRACS Wells Fargo MLP Index or investors in the ETRACS ETNs when determining, composing, compiling or calculating the data. Wells Fargo has no obligation or liability in connection with the listing, registration, distribution, administration, marketing, trading or redemption or settlement by the issuer or otherwise of this ETRACS Wells Fargo MLP Index. Wells Fargo does not guarantee the accuracy and/or the completeness of the index or of any data supplied by it or any data included therein. Wells Fargo makes no warranty, express or implied, as to results to be obtained by UBS AG and the ETRACS Wells Fargo MLP Index, or any other person or entity from the use of index or of the data supplied by Wells Fargo or any data included therein. Wells Fargo makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the index and the data supplied by Wells Fargo or any data included therein. Without limiting any of the foregoing, in no event shall Wells Fargo have any liability for any special, punitive, indirect, or consequential damages (including lost profits), even if notified of the possibility of such damages.

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